

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 31, 2008

**via U.S. mail and facsimile**

Mr. Edwin D. Johnson
Chief Financial Officer
Waste Services, Inc.
5002 T-Rex Avenue, Suite 200
Boca Raton, FL 33431

> **RE:** **Waste Services, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **Filed March 6, 2007**
> **Form 8-K/A#1**
> **Filed May 31, 2007**
> **Form 10-Q for the Quarterly Period ended June 30, 2007**
> **Filed July 26, 2007**
> **Form 8-K/A#2**
> **Filed September 10, 2007**
> **Form 10-Q for the Quarterly Period ended September 30, 2007**
> **Filed November 1, 2007**
> **File No. 000-25955**

Dear Mr. Johnson:

      We have reviewed your response letter dated January 9, 2008, to our letter dated December 7, 2007, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 8-K filed May 31, 2007 and September 10, 2007**

1. Please see separate letter dated January 29, 2008, from Leslie Overton, Associate Chief Accountant, in response to prior comment 1.

June 29, 2007 Transaction

2. We appreciate your response to our prior comment 2. Please address the following:

   • We have reviewed Exhibit A filed as part of your response dated January 9, 2008. We note that you have calculated your undiscounted cash flows as EBITDA minus capital expenditures. In order for us to better understand the valuation of the 6/29/07 exchange of assets, please provide us your calculations to determine the fair value of the Texas business on the date of the transaction. Compliance with paragraphs 34-37 of SFAS 144 should be clearly evident.

   • Please provide us with your consideration of paragraph 266 of SFAS 109 regarding your valuation of WCA Waste Corporation South Florida operations. In this regard, we note that $4.3 million of income tax obligations are expected in the first 5 years of operations according to the DCF projections used to estimate the fair value of the acquired business.

   • Please provide us with copies of the goodwill impairment tests performed for fiscal year 2007. Please explain to us how projected income tax payments were treated in these tests and please elaborate on the guidance in the last sentence of paragraph B155 in SFAS 142 concerning the consistency of cash flow assumptions.

   • We understand that a primary business purpose of the transaction was to eliminate your main competitor in a specific Florida market. We understand that management expected greater flexibility in its ability to manage prices subsequent to the transaction. We also understand that the primary reason that the transaction was structured to include the $8 million 7 year note was to provide leverage in your ability to enforce the 7 year noncompete agreement. Article 6.1(e) of the 6/29/07 Agreement appears consistent in this regard. We understand that the operating results of the acquired business have been consistent with management's expectations. Therefore, it remains unclear why the noncompete agreement was only valued at $1.5 million in your purchase price allocation. There is a concern that the corresponding amortization expense may be understated. Please provide your calculations supporting this valuation and reconcile the relatively low value assigned with the factors cited above. Please also quantify the extent to which expected synergies were incorporated into the assumptions used in the valuation of this asset and of the acquired business as a whole. We may have further comment.

\*　\*　\*　\*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please submit your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,


Terence O'Brien
Accounting Branch Chief